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                               April 8, 2021

       Sasha Kaplun
       Chief Executive Officer
       Madre Tierra Mining Ltd.
       1321 Blanshard Street, Suite 301
       Victoria, British Columbia, Canada V8W 0B6

                                                        Re: Madre Tierra Mining
Ltd.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 29,
2021
                                                            File No. 024-11452

       Dear Mr. Kaplun:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2021 letter.

       Amendment No. 1 to Form 1-A filed March 29, 2021

       Resale Restrictions, page 38

   1. We note your response to prior comment 7, and reissue our comment in part. Please revise to clarify the
duration of the hold period based on the facts applicable to this offering and the
reporting status of this issuer. In addition, please describe the applicable resale restrictions on
your offering circular cover page. In that regard, we note that you reference on the
cover page    any transfer hold periods under applicable law.
       Financial Statements, page 40

   2. Please revise to include audited financial statements for the fiscal year ended December
                                                        31, 2020 as required by
Part F/S (b) and (c) of Form 1-A.
 Sasha Kaplun
Madre Tierra Mining Ltd.
April 8, 2021
Page 2
Exhibits

3. We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State
      of Delaware    and no other place    and irrevocably agrees that all
actions and proceedings
      relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameSasha Kaplun
                                                             Division of
Corporation Finance
Comapany NameMadre Tierra Mining Ltd.
                                                             Office of Energy &
Transportation
April 8, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName